UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 25, 2008


ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934


Wright Express Corp.

File No. 1-32426 - CF#22050

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Wright Express Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 08, 2008.

Based on representations by Wright Express Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:


| | |
|---|---|
| Exhibit 10.4 | through May 07, 2011 |
| Exhibit 10.5 | through May 07, 2011 |


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Rolaine S. Bancroft
Special Counsel